UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
COMMISSION FILE NUMBER: 0-21720 CUSIP NUMBER: 831471107

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR
For Period Ended: September 30, 2003 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
SLIPPERY ROCK FINANCIAL CORPORATION

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
100 South Main Street

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City, State and Zip Code
Slippery Rock, PA 16057

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Slippery Rock Financial Corporation (the "Company") is unable to meet its filing requirements for the Form 10-Q for the quarter ended September 30, 2003, without unreasonable effort or expense.

The Company experienced significant delays completing its quarter close principally as a result of the completion of a recent examination by the Office of Comptroller of the Currency and the normal risk rating review of the commercial loan portfolio of The First National Bank of Slippery Rock, the Company’s subsidiary bank. The Company continually reviews and revises its approach for determining its loan loss provision, particularly commercial classified credits. As a result, Slippery Rock Financial will take a charge to third quarter 2003 earnings of approximately $520,000 to increase the allowance for loan losses.

Approximately 96 percent of the commercial loan portfolio commitments have been risk rated by the management team. Included in the review were the majority of the largest loans and all commercial loans in excess of $250,000 that were internally graded special mention or below. The Board of Directors fully concurred with the results of this review, which resulted in a downgrade of approximately five percent (by dollar amount) of the bank’s commercial loans reviewed, including its business lending portfolio. Downgrades resulted principally from deteriorated financial performance of the borrowers resulting from the current economic environment.

Said William Sonntag, president and chief executive officer, "This was a very prudent step, initiated by the management of the Company to validate our commercial portfolio. It now gives us a benchmark for our commercial loan portfolio quality and allows us to better focus our efforts in upgrading our credit culture and quality. The end result is the Company is now well positioned to continue to grow its bank franchise."

Such delay has resulted in a delay in the closing of the books for the quarter ended September 30, 2003 and thus the completion of the Form 10-Q.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Mark A. Volponi (Name)	(724) (Area Code)	794-2210 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).			[ X ] Yes	[ ] No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?			[ X ] Yes	[ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant increase in its provision for loan losses for the quarter ended September 30, 2003 due to the increase in classified assets during the third quarter. For the reasons set forth above and in Part III, except as set forth above, it is not possible to state a reasonable estimate at this time.

SLIPPERY ROCK FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date November 17, 2003	By /s/ Mark A. Volponi Mark A. Volponi, Chief Financial Officer

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